UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2019

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required)

For the transition period from                      to

Commission file number 1-14946

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEMEX, Inc. Savings Plan

10100 Katy Freeway Suite 300

Houston, Texas 77043

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León

México 66265

CEMEX, INC. SAVINGS PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2019 AND 2018

(With Report of Independent Registered Public Accounting Firm)

CEMEX, INC. SAVINGS PLAN

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator

    of CEMEX, Inc. Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule H, line 4(i)—schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2012.

/s/ DoerenMayhew

Houston, Texas

June 26, 2020

FINANCIAL STATEMENTS

CEMEX, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2019 AND 2018

Assets	2019	2018
Investments at fair value (Notes 3, 4 and 7)	$727,904,235	$625,261,689
Receivables:
Notes receivable from participants	30,819,081	28,808,802
Employee contributions receivable	460,084	377,215
Employer contributions receivable	346,582	299,553
Investment trades and other receivables	171,929	234,506

Total receivables	31,797,676	29,720,076

Total assets	759,701,911	654,981,765

Liabilities
Investment trades and other payables	23,157	32,055

Net assets available for benefits	$759,678,754	$654,949,710

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2019

Additions to net assets:
Contributions:
Employer contributions, net of forfeitures (Note 1)	$26,964,068
Participant contributions	40,184,353
Rollovers	3,244,952

Total contributions	70,393,373

Investment loss, net:
Net appreciation in fair value of investments (Note 7)	107,820,186
Dividend and interest income	15,992,789

Total investment loss, net	123,812,975

Interest income from participant notes receivable	1,580,128

Total additions to net assets	195,786,476

Deductions from net assets:
Distributions to participants	89,828,878
Administrative fees and expenses (Note 7)	1,228,554

Total deductions from net assets	91,057,432

Net increase in net assets available for benefits	104,729,044
Net assets available for benefits:
Beginning of year	654,949,710

End of year	$759,678,754

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1 - Plan Description

General

The CEMEX, Inc. Savings Plan (the “Plan”) is a defined contribution plan of CEMEX, Inc. (in this capacity, the “Sponsor”) and its affiliated companies. The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (“IRC”) as a profit-sharing plan with a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The following brief description of the Plan is provided for general information purposes only and is as of December 31, 2019, unless otherwise noted. The capitalized words and phrases used in the following subsections of this note shall have the meanings as set forth in the amended and restated Plan Agreement (the “Plan Agreement”). Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.

Administration of the Plan

CEMEX, Inc. is the administrator (in this capacity, the “Plan Administrator”) of the Plan. Fidelity Management Trust Company serves as the trustee (the “Trustee”) of the Plan. Among other duties, the Trustee receives contributions, holds and invests the fund assets in accordance with the directions of the participants, and makes disbursements as directed by the Plan Administrator. Fidelity Workplace Services LLC is the recordkeeper (the “Recordkeeper”) of the Plan.

Eligibility

Except as otherwise noted, effective June 1, 2013, Employees of CEMEX, Inc. and its affiliated companies (collectively, the “Employer”) that have adopted the Plan are eligible to participate in the Plan on the Employee’s date of hire. Prior to June 1, 2013, Employees of the Employer that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar month following the Employee’s date of hire. All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan. Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc., or any company in any country operating under the CEMEX, S.A.B. de C.V. (the “Parent Company”), shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan. The employee shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan. Any employee who is a nonresident alien with no United States source income, working outside the United States, is a leased employee, or an individual contractor, shall be excluded from participating in the Plan.

- 5 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1 - Plan Description (Continued)

Eligibility (Continued)

Each new Employee is automatically enrolled in the Plan at a salary deferral rate of 6% following ninety days of service. Prior to new participants’ initial salary deferrals, participants have the option to opt out of the Plan or to increase their salary deferral rate. Participants who contribute less than 6% of compensation to the Plan are subject to an automatic salary deferral increase of 1%, effective as soon as administratively practicable after April 1 of each Plan’s year, unless and until the participant’s salary deferral contributions would exceed 6% of the participant’s compensation, or the participant elects to not have the automatic contribution increase apply.

Contributions

Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis, subject to IRC limitations. Participants who are or will attain age 50 years old or older before the closing of the Plan’s year are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may direct their contributions into Employer’s stock, mutual funds, and common collective trust funds with various investment objectives and strategies.

Effective as of January 1, 2019, the Plan was amended so that Employees may designate any portion of their salary deferrals as Roth deferral contributions. Roth deferral contributions are included in the Employee’s income at the time the Employee would have received the amount in cash if the Employee had not made a cash or deferred election.

The Employer makes matching contributions of 100% of the participant’s before-tax contributions, which do not exceed 6% of the participant’s eligible compensation, unless otherwise specified by a collective bargaining agreement.

Contributions to the Plan are made in cash.

Participant Accounts

Separate accounts are maintained for each participant. Participant accounts are credited with the participant’s contribution and allocations of the Employer’s contributions and Plan earnings. Allocations (as defined in the Plan Agreement) are based on each participant’s earnings or account balance. Each participant is entitled to the benefit that can be provided from the participant’s vested account. Each participant pays a flat fee from their account balance for Plan administration.

- 6 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1 - Plan Description (Continued)

Vesting

Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon. Vesting in the Employer’s matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of Active Service (as defined in the Plan Agreement), among other things. The maximum years of Active Service required for 100% vesting is five years.

Forfeitures

Forfeited amounts are first used to restore forfeited amounts for participants who have previously been terminated but qualify for restoration under the terms of the Plan Agreement. If any amount remains after that allocation, it may be used to reduce Employer contributions or pay expenses of administering the Plan. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $536,194 and $522,323, respectively. During fiscal year 2019, Employer contributions were reduced by $1,915,988 from forfeited non-vested accounts.

Benefit Payments

Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1⁄2, or by death or incurring a disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution, which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement. Participants may elect that their portion of account balances are invested in American Depository Shares of the Parent Company be distributed in-kind.

Unless timely election is made, terminated participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and terminated participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an individual retirement account (“IRA”) designated by the corresponding Benefits Committee.

- 7 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1 - Plan Description (Continued)

Notes Receivable from Participants

A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Repayment terms for loans are not to exceed five years, unless for the purpose of purchasing a primary residence, and principal and interest is paid ratably through payroll deductions. A participant may only have up to two loans outstanding at the same time.

Note 2 -  Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 of the financial statements included elsewhere in this report for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan Agreement.

- 8 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 2 - Significant Accounting Policies (Continued)

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions. Loan fees are paid by the borrowing participant. Legal, accounting and certain administrative costs of the Plan are paid by Plan participants.

Plan Termination

Although no interest has been expressed, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Employer contributions account. Participant contributions are always 100% vested.

Note 3 - Fair Value Measurements

FASB ASC 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

- 9 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 3 - Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. These funds are open-ended and are registered with the SEC, whereby they are required to publish their daily net asset value (“NAV”) and transact at that price. The funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: Valued at the fair value of the underlying securities. The investment in the Invesco Stable Value Trust (stable value fund) is valued at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to disclose transfers between levels based on valuations at the end of the reporting period. There were no transfers between Levels 1 and 2 as of December 31, 2019 and 2018.

The following table sets forth by level, within the fair value hierarchy, the investments of the Plan measured on a recurring basis at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Mutual funds	$235,755,932	$—	$—	$235,755,932
Common collective trust funds	—	480,901,983	—	480,901,983
Employer stock	9,816,493	—	—	9,816,493
Money market funds	1,428,720	1,107	—	1,429,827

Total assets at fair value	$247,001,145	$480,903,090	$—	$727,904,235

- 10 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 3 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the investments of the Plan measured on a recurring basis at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Mutual funds	$208,164,100	$—	$—	$208,164,100
Common collective trust funds	—	403,113,594	—	403,113,594
Employer stock	12,595,605	—	—	12,595,605
Money market funds	1,387,409	981	—	1,388,390

Total assets at fair value	$222,147,114	$403,114,575	$—	$625,261,689

Note 4 - Investments

Investments representing 10% or more of the Plan’s net assets are considered to be significant concentrations and are as follows as of December 31, 2019 and 2018:

	2019	2018
Invesco Stable Value Trust	$78,769,621	$84,881,344
BNY Mellon Stock Index Fund	76,743,038	*

*	Did not meet disclosure threshold of 10% of the Plan’s net assets at year end.

Note 5 - Federal Income Tax Status

The Plan obtained its latest determination letter on March 25, 2014 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. generally accepted accounting principles require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

- 11 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 6 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits per the financial statements	$759,678,754	$654,949,710
Benefits payable	(42,897)	(198,618)

Net assets available for benefits per the Form 5500	$759,635,857	$654,751,092

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2019:

Net increase in net assets available for benefits per the financial statements	$104,729,044
Less: Benefits payable at December 31, 2019	(42,897)
Add: Benefits payable at December 31, 2018	198,618

Net increase in net assets available for benefits per the Form 5500	$104,884,765

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2019:

Benefits paid to participants per the financial statements	$89,828,878
Add: Benefits payable at December 31, 2019	42,897
Less: Benefits payable at December 31, 2018	(198,618)
Less: Certain deemed distributions of participant loans for the year ended December 31, 2019	(175,984)

Benefits paid to participants per the Form 5500	$89,497,173

- 12 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 7 - Related Party and Party-in-Interest Transactions

Certain Plan investments are in American Depository Shares of the Parent Company (“ADS”), each ADS representing 10 ordinary participation certificates (“CPO”), each CPO which in turn represents two series A and one series B shares of CEMEX, S.A.B. de C.V. The Plan’s transactions involving the ADSs qualify as party-in-interest transactions. However, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. As of December 31, 2019 and 2018, the Plan held 2,596,956 and 2,613,196 ADSs, respectively, with a cost basis of $24,675,900 and $26,955,207, respectively.

During the year ended December 31, 2019, the Plan and its participants paid direct compensation to the Recordkeeper of the Plan, of $856,190 related to recordkeeping and administration services. Indirect compensation (that is netted against investment income on the statement of changes in net assets available for benefits) was paid to Fidelity of the balance of certain investment funds, and ranged between 0.02% and 1.07%. The Plan has entered into a revenue sharing agreement with the Recordkeeper, with such amounts used to pay certain administrative expenses of the Plan.

Note 8 - Risks and Economic Uncertainties

The Plan provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

During March 2020, a global pandemic was declared by the World Health Organization related to the outbreak of a novel strain of coronavirus (“COVID-19”). The COVID-19 pandemic has significantly impacted the economic conditions in the U.S. and globally, as federal, state and local governments reacted to the public health crisis in an attempt to contain and mitigate the effects of the COVID-19 including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing, which have had a substantial negative impact on the world economy. As a result of COVID-19, economic uncertainties have arisen which have resulted in heightened market risk and significant volatility in the investment markets, among other things. The duration of these uncertainties and the ultimate financial impact as a result of the COVID-19 pandemic cannot be reasonably estimated at this time.

Note 9 - Subsequent Events

Effective March 2020, the Plan implemented certain requirements created by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and the Setting Every Community Up for Retirement Enhancement Act of 2019 (“SECURE Act”), which laws change the Plan to, among others, allow certain eligible individuals to receive COVID-19 related relief for loan repayment, allow distributions to qualified individuals, suspend minimum required distributions, and delay commencement for required minimum distributions.

- 13 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 9 - Subsequent Events (Continued)

At close of market on March 31, 2020, the CEMEX Company Stock investment option offered in the investment lineup through the Plan was frozen, ending all contributions and money transfers in this investment option from that date. Unless otherwise directed by participant, future contributions will be directed to an existing investment option based on participant date of birth.

Additionally, effective as of April 1, 2020, the automatic salary deferral increase of 1% was raised from a maximum salary deferral of 6% to a maximum salary deferral of 9%.

Furthermore, management performed an evaluation of subsequent events through June 26, 2020, the date of issuance of the financial statements included elsewhere in this report. However, as a result of such evaluation, management considered that no other subsequent events require recognition or disclosure in such financial statements.

* * * End of Notes * * *

Supplemental Schedule H, Line 4(i)

Plan Sponsor No. 72-0296500

Plan No.  001

SUPPLEMENTAL INFORMATION

CEMEX, INC. SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

YEAR ENDED DECEMBER 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Invesco National Trust Company	INVESCO Stable Value Fund	**	$78,769,621
	BNY Mellon	BNY Mellon Stock Index Fund Institutional Class	**	76,743,038
	American Funds	Washington Mutual Investors Fund R6	**	62,116,733
	American Funds	Growth Fund of America R6	**	55,950,376
*	Fidelity	Fidelity Total Bond K6 Fund	**	41,288,403
	T. Rowe Price	T. Rowe Price Retirement 2025 Trust (Class F)	**	51,706,048
	T. Rowe Price	T. Rowe Price Retirement 2030 Trust (Class F)	**	49,728,457
	T. Rowe Price	T. Rowe Price Retirement 2020 Trust (Class F)	**	33,357,431
	T. Rowe Price	T. Rowe Price Retirement 2035 Trust (Class F)	**	42,433,524
	BNY Mellon	BNY Mellon Small Cap Stock Index Fund Institutional Class	**	24,130,378
	T. Rowe Price	T. Rowe Price Retirement 2040 Trust (Class F)	**	34,480,941
	American Funds	EuroPacific Growth Fund R6	**	21,548,464
*	CEMEX, S.A.B de C.V.	American Depository Shares	**	9,816,493
	T. Rowe Price	T. Rowe Price Retirement 2045 Trust (Class F)	**	27,617,498
	DFA	DFA U.S. Small Cap Portfolio Institutional Class	**	13,956,583
*	Fidelity	Fidelity Real Estate Index Fund—Institutional Class	**	13,426,704
	Victory Munder	Victory Munder Mid-Cap Core Growth Fund Class R6	**	11,281,681
	BNY Mellon	BNY Mellon International Index Fund Institutional Class	**	9,231,769
	T. Rowe Price	T. Rowe Price Retirement 2055 Trust (Class F)	**	16,548,400
	T. Rowe Price	T. Rowe Price International Discovery Fund I Class	**	8,299,154
	T. Rowe Price	T. Rowe Price Retirement 2015 Trust (Class F)	**	5,842,460
	T. Rowe Price	T. Rowe Price Retirement 2050 Trust (Class F)	**	14,997,098
	Lazard Asset Management LLC	Lazard Emerging Markets Equity Institutional Fund	**	5,878,139
	BNY Mellon	BNY Mellon Aggregate Bond Index Fund Institutional Class	**	6,262,514
	T. Rowe Price	T. Rowe Price Retirement 2005 Trust (Class F)	**	2,413,703
	T. Rowe Price	T. Rowe Price Retirement 2010 Trust (Class F)	**	2,337,168
	Vanguard	Federal Money Market Fund Investor Shares	**	1,428,720
	T. Rowe Price	T. Rowe Price Retirement 2060 Trust (Class F)	**	4,301,935
	Vanguard	Inflation-Protected Securities Fund Admiral Shares	**	1,363,123
*	Fidelity	Fidelity Real Estate Investment Portfolio	**	646,572
		Non-participant Directed Investment
		Fidelity Cash Reserves Money Market Fund	$1,107	1,107

		Total investments at fair value		727,904,235
*	Participant loans	Loans to participants at annual interest rates
		ranging from 4.25% to 8.60%, maturity up to 18 years	**	30,819,081

				$758,723,316

*	Party-in-interest as defined by ERISA.
**	Cost information is not required as these assests are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS PLAN

By:	/s/ Guillermo Francisco Martínez-Sans
Name:	Guillermo Francisco Martínez-Sans
Title:	Executive Vice President, Human
Resources and Communications and Chairman of the Plan Committee

Date:	June 26, 2020

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1.	Consent of Doeren Mayhew to the incorporation by reference into the Registration Statement (File No. 333-83962) on Form S-8 of CEMEX, S.A.B. de C.V. of its report, dated June 26, 2020, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 31, 2019.